UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 October 2013

Number	24/13

BHP BILLITON OPERATIONAL REVIEW

FOR THE QUARTER ENDED 30 SEPTEMBER 2013

•	BHP Billiton maintained strong momentum in the September 2013 quarter as production increased by 11%[i] from the prior corresponding period. Optimisation of the Western Australia Iron Ore (WAIO) supply chain continues to unlock substantial value with 2014 financial year production guidance raised to 212 million tonnes (100% basis). Full year production guidance is maintained for Petroleum, Copper and Coal.

•	Total petroleum production for the September 2013 quarter was a record 62.7 million barrels of oil equivalent. A 16% increase in liquids production was underpinned by significant growth in Onshore US volumes, primarily in the Black Hawk, and the start-up of a new production well at Atlantis. An additional Atlantis production well is scheduled for completion in the second half of the 2014 financial year.

•	Queensland Coal continued to benefit from its focus on productivity as it sustained an annualised production rate of 61 million tonnes (100% basis) in the September 2013 quarter.

•	Four major projects delivered first production, including the WAIO Jimblebar Mine Expansion where first production was achieved approximately six months ahead of the original schedule. All other projects are tracking to plan.

•	Our ability to simplify our portfolio and focus on our diversified pillars of Petroleum, Copper, Iron Ore and Coal remains an important point of differentiation. Since the beginning of the 2013 financial year the Group has completed major transactions totalling US$6.5 billion, which includes US$2.2 billion received in the financial year to date.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our pursuit of productivity gains and operating excellence is already yielding strong results. There is no better example than in our Iron Ore business, where the deployment of mobile crushing units and the continued debottlenecking of the supply chain has underpinned a five million tonne increase in Western Australia Iron Ore’s production guidance for the 2014 financial year.

“We continue to build on the substantial US$2.7 billion reduction in controllable cash costs delivered in the 2013 financial year with strong momentum maintained in the first quarter. In addition, a 25 per cent reduction in capital and exploration expenditure to US$16 billionii in the 2014 financial year has significantly increased internal competition for capital. Our rate of expenditure will decline again next year and if our investment criteria cannot be met in any one project, product or geography, we will redirect our capital elsewhere or we will not invest.

“Active management of our portfolio has also delivered significant value for our shareholders. In this financial year completed transactions have already delivered proceeds of US$2.2 billion, further strengthening our solid A balance sheet. With strong production growth and our overriding commitment to substantially increase free cash flow, we are well positioned to grow returns to our shareholders.”

[i]	Refers to copper equivalent production based on average realised product prices for the 2013 financial year.
ii	Capital and exploration expenditure guidance excludes deferred stripping and refers to BHP Billiton’s equity interest.

Note: Unless specified otherwise: variance analysis relates to the relative performance of BHP Billiton and/or its operations during the September 2013 quarter compared with the September 2012 quarter; all references to production and capital expenditure are BHP Billiton share and reflect the adoption of the new accounting standard (IFRS 10); and all references to project capacity are 100 per cent.

Summary

Production summary	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Total petroleum products (million boe)	62.7	2%	6%
Copper (‘000 tonnes)	403.3	6%	–13%
Iron ore (‘000 tonnes)	48,848	23%	2%
Metallurgical coal (‘000 tonnes)	10,185	14%	–6%
Energy coal (‘000 tonnes)	19,639	3%	6%
Alumina (‘000 tonnes)	1,251	7%	–1%
Aluminium (‘000 tonnes)	310	15%	0%
Manganese ore (‘000 tonnes)	2,046	–5%	–9%
Manganese alloy (‘000 tonnes)	137	5%	–25%
Nickel (‘000 tonnes)	40.4	9%	0%

BHP Billiton maintained strong momentum in the September 2013 quarter as production increased by 11 per cent from the prior corresponding period. Optimisation of the WAIO supply chain continues to unlock substantial value with 2014 financial year production guidance raised to 212 million tonnes (100 per cent basis). Full year production guidance is maintained for Petroleum, Copper and Coal.

Our WAIO business achieved another major milestone during the quarter with first production delivered from the Jimblebar Mine Expansion, six months ahead of its original schedule. The ramp up of phase one capacity to 35 million tonnes per annum (mtpa) is expected to be completed by the end of the 2015 financial year. Together with the recent installation of four mobile crushers, this will increase total WAIO supply chain capacity to in excess of 220 mtpa (100 per cent basis). Longer term, a low cost option to expand Jimblebar to 55 mtpa and the broader debottlenecking of the supply chain is expected to underpin capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa (100 per cent basis).

First production was also achieved at Macedon, Bass Strait Turrum and North West Shelf North Rankin B Gas Compression (all Australia). In addition, the Newcastle Third Port Stage 3 project (Australia) achieved mechanical completion. These projects will not be reported in future quarterly reports. The remaining 12 major projects are tracking to plan.

During the September 2013 quarter, BHP Billiton announced an investment of US$3.4 billion (100 per cent basis) to construct a desalination facility which will deliver sustainable water supply to Escondida (Chile) over the long term. In addition, BHP Billiton announced it is investing US$2.6 billion to finish the excavation and lining of the Jansen Potash project (Canada) production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Completion of both shafts is expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

BHP Billiton’s active program of portfolio simplification has delivered proceeds of US$2.2 billion since the commencement of the 2014 financial year with the completion of the Jimblebar (Australia) and Pinto Valley (US) transactions. In addition, the Group priced a four tranche, US$5.0 billion Global Bond during the September 2013 quarter. The proceeds will be used for general corporate purposes.

The new International Financial Reporting Standard (IFRS) 10 came into effect from 1 July 2013. The application of this accounting standard requires the full consolidation of Escondida, as compared to the proportional consolidation of our 57.5 per cent equity interest which has been applied historically. This report has been prepared on the basis of this new accounting standard and references to BHP Billiton share now include 100 per cent of Escondida. As a consequence, BHP Billiton’s copper production guidance for the 2014 financial year now refers to 1.7 million tonnes, although the Group’s equity interest remains unchanged at 1.2 million tonnes.

BHP Billiton operational review for the quarter ended 30 September 2013	2

Petroleum and Potash

Production

	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Crude oil, condensate and natural gas liquids (‘000 boe)	26,053	16%	11%
Natural gas (bcf)	219.66	–6%	2%
Total petroleum products (million boe)	62.7	2%	6%

Total petroleum production – Total petroleum production for the September 2013 quarter was a record 62.7 million barrels of oil equivalent (BHP Billiton share). Guidance for the 2014 financial year remains unchanged at 250 million barrels of oil equivalent (BHP Billiton share).

Crude oil, condensate and natural gas liquids – A 16 per cent increase in liquids production in the September 2013 quarter was underpinned by significant growth in Onshore US volumes, primarily in the Black Hawk, and the start-up of a new production well at Atlantis (US). An additional Atlantis production well is scheduled for completion in the second half of the 2014 financial year. A significant increase in the number of producing wells in the liquids rich Eagle Ford contributed to a 29 per cent increase in Onshore US liquids production from the June 2013 quarter.

Planned maintenance and new well tie-ins at Pyrenees (Australia) are expected to impact conventional liquids production during the December 2013 quarter with the floating production storage and off-take (FPSO) facility offline for approximately one month. These additional production wells will mitigate natural field decline in the second half of the 2014 financial year.

Natural gas – Natural gas production declined by six per cent in the September 2013 quarter. The successful delivery of first gas from the Macedon project in August 2013 only partially offset softer seasonal demand at Bass Strait and lower production at Haynesville (US), following our deliberate decision to prioritise Onshore US development drilling in the liquids rich Black Hawk region of the Eagle Ford.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date		Capacity	Progress
Macedon (Australia) 71.43% (operator)	1,050	CY13		200 million cubic feet of gas per day.	First gas sales achieved in August 2013. The overall project is 100% complete.
Bass Strait Turrum (Australia) 50% (non-operator)	1,350	CY13	iii	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	On revised schedule and budget for remaining scope. First gas achieved in June 2013. The overall project is 91% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% (non-operator)	850	CY13		2,500 million cubic feet of gas per day.	On budget. First production achieved in early October 2013. The overall project is 99% complete.

iii	Initial production through the Turrum facilities is low CO2 gas. Additional high CO2 gas production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

BHP Billiton operational review for the quarter ended 30 September 2013	3

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 60% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 million cubic feet per day of high CO2 gas.	On schedule and budget. The overall project is 20% complete.

Onshore US drilling and development expenditure totalled US$1.3 billion in the September 2013 quarter. The Company’s rig count declined from 40 to 27 during the period which will result in lower expenditure in subsequent quarters. Approximately 75 per cent of drilling activity occurred in the Eagle Ford, with the majority focused on our liquids rich Black Hawk acreage. The optimisation of our dry gas program and the associated termination of rig contracts is expected to result in a charge of approximately US$100 million in the 2014 financial year, with the large majority to be booked in the first half. Guidance for Onshore US drilling and development expenditure remains unchanged at US$3.9 billion for the 2014 financial year.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2013.

Well	Location	BHP Billiton equity	Status
Raptor-1/ST-1	Gulf of Mexico DC535	50% (Anadarko operator)	Plugged and abandoned Hydrocarbons encountered
Sake	Gulf of Mexico DC726	60% (Operator)	Plugged and abandoned Dry hole

Petroleum exploration expenditure for the September 2013 quarter was US$205 million, of which US$64 million was expensed. A US$600 million exploration program, largely focused on the Gulf of Mexico (US) and Western Australia, is planned for the 2014 financial year.

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	Approval announced. See news release dated 20 August 2013.

BHP Billiton operational review for the quarter ended 30 September 2013	4

Copper

Production

	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Copper (‘000 tonnes)	403.3	6%	–13%
Lead (tonnes)	46,445	–11%	–31%
Zinc (tonnes)	28,555	10%	–38%
Silver (‘000 ounces)	8,688	–8%	–25%
Uranium oxide concentrate (Uranium) (tonnes)	970	–6%	–12%

Copper – Copper production increased by six per cent in the September 2013 quarter to 403 thousand tonnes (BHP Billiton share). The application of IFRS 10 requires the full consolidation of Escondida, as compared to the proportional consolidation of our 57.5 per cent equity interest which has been applied historically. This report has been prepared on the basis of this new accounting standard and references to BHP Billiton share now include 100 per cent of Escondida. As a consequence, BHP Billiton’s copper production guidance for the 2014 financial year now refers to 1.7 million tonnes, although the Group’s equity interest remains unchanged at 1.2 million tonnes.

Escondida copper production increased by 12 per cent in the September 2013 quarter to 278 thousand tonnes (100 per cent basis) as milling rates improved. An eight per cent reduction from the June 2013 quarter, however, reflected planned maintenance, industrial action and lower copper ore grades, consistent with the mine plan. Escondida remains on track to produce approximately 1.1 million tonnes (100 per cent basis) of copper in the 2014 financial year before increasing to approximately 1.3 million tonnes (100 per cent basis) in the 2015 financial year.

As anticipated, Pampa Norte (Chile) copper production declined by 33 per cent from the June 2013 quarter primarily as a result of lower ore grades and recoveries at Spence. Production at Spence is expected to recover strongly in the second half of the 2014 financial year.

Antamina (Peru) achieved record copper production in the September 2013 quarter which reflected continued strong mill throughput and higher ore grades as mining progressed through a copper rich ore zone. Copper production at Antamina will be affected by lower ore grades in the second half of the 2014 financial year, consistent with the mine plan.

Olympic Dam (Australia) copper production was affected by smelter reliability issues during the September 2013 quarter. A maintenance outage scheduled for the March 2014 quarter will address smelter performance. Copper production at Olympic Dam for the 2014 financial year is expected to be in line with the prior year.

On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley (US) mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for US$650 million, subject to customary working capital adjustments.

Lead/silver – Lead and silver production decreased by 31 per cent and 25 per cent, respectively, from the June 2013 quarter as lower average ore grades affected performance at Cannington (Australia).

Zinc – Zinc production decreased by 38 per cent from the June 2013 quarter, driven by lower average zinc ore grades at Cannington and Antamina.

Uranium – Uranium production decreased by 12 per cent from the June 2013 quarter as a result of lower average uranium ore grades and planned maintenance at Olympic Dam.

BHP Billiton operational review for the quarter ended 30 September 2013	5

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Escondida Oxide Leach Area Project (Chile) 57.5%	721	iv	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 76% complete.
Escondida Organic Growth Project 1 (Chile) 57.5%	3,838	iv	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	On schedule and budget. The overall project is 51% complete.
Escondida Water Supply (Chile) 57.5%	3,430	iv	CY17	New desalination facility to ensure continued water supply to Escondida.	Approval announced. See news release dated 25 July 2013.

iv	Following the application of IFRS 10 from 1 July 2013, references to BHP Billiton share include 100 per cent of Escondida.

BHP Billiton operational review for the quarter ended 30 September 2013	6

Iron Ore

Production

	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Iron ore (‘000 tonnes)	48,848	23%	2%

Iron ore – Iron ore production increased by 23 per cent in the September 2013 quarter to 49 million tonnes (BHP Billiton share).

WAIO achieved record production of 54 million tonnes (100 per cent basis) for the September 2013 quarter. Continued strong operating performance across the supply chain and the successful delivery of first production from the Jimblebar mine, ahead of schedule, contributed to the record result. The ramp up of phase one capacity at Jimblebar to 35 mtpa is expected to be completed by the end of the 2015 financial year.

The optimisation of the supply chain in the Pilbara continues to unlock substantial value and WAIO is now expected to produce 212 million tonnes (100 per cent basis) in the 2014 financial year, a five million tonne increase on prior guidance. Longer term, a low cost option to expand Jimblebar to 55 mtpa and the broader debottlenecking of the supply chain is expected to underpin further capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa (100 per cent basis).

Samarco’s (Brazil) three pellet plants continued to operate at capacity during the period.

Total iron ore production for the 2014 financial year, which includes Samarco, is now expected to increase to 192 million tonnes (BHP Billiton share).

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
WAIO Jimblebar Mine Expansion (Australia) 85%	3,220	[v]	Q4 CY13	Increases mining and processing capacity to 35 million tonnes per annum with incremental debottlenecking opportunities to 55 million tonnes per annum.	First production achieved in Q3 CY13, ahead of schedule and on revised budget. The overall project is 96% complete.
WAIO Port Blending and Rail Yard Facilities (Australia) 85%	1,000	[v]	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget on the basis of the revised scope. The overall project is 93% complete.
Samarco Fourth Pellet Plant (Brazil) 50%	1,750		H1 CY14	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	On schedule and budget. The overall project is 95% complete.

[v]	Excludes announced pre-commitment funding.

BHP Billiton operational review for the quarter ended 30 September 2013	7

Coal

Production

	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Metallurgical coal (‘000 tonnes)	10,185	14%	–6%
Energy coal (‘000 tonnes)	19,639	3%	6%

Metallurgical coal – Metallurgical coal production increased by 14 per cent in the September 2013 quarter to 10 million tonnes (BHP Billiton share).

Queensland Coal (Australia) continued to run at full supply chain capacity during the period with annualised production of 61 million tonnes (100 per cent basis). This strong result was underpinned by the continued ramp up of Daunia, record quarterly production at South Walker Creek and improved Coal Preparation Plant performance at Blackwater and Saraji. This was partially offset by a planned longwall move at Crinum and scheduled Coal Preparation Plant maintenance at Goonyella Riverside and Peak Downs.

Illawarra Coal (Australia) production decreased by 39 per cent from the June 2013 quarter and reflected an extended outage at Dendrobium and a scheduled longwall move at West Cliff. Despite a roof fall at Dendrobium in October 2013, production is expected to improve in the December 2013 quarter, with total Illawarra Coal production weighted towards the second half of the 2014 financial year.

Total metallurgical coal production guidance for the 2014 financial year remains unchanged at 41 million tonnes (BHP Billiton share).

Energy coal – Energy coal production increased by three per cent in the September 2013 quarter to 20 million tonnes (BHP Billiton share). Record quarterly production at both New South Wales Energy Coal (Australia) and Cerrejon Coal (Colombia) contributed to the strong result.

Total energy coal production guidance for the 2014 financial year remains unchanged at 73 million tonnes (BHP Billiton share).

BHP Billiton operational review for the quarter ended 30 September 2013	8

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Cerrejon P40 Project (Colombia) 33.3%	437		CY13	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	On schedule and budget. The overall project is 79% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5%	367		CY14	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	First coal was loaded in Q2 CY13 and mechanical completion was achieved in Q3 CY13, ahead of schedule and on budget. The overall project is 76% complete.
Caval Ridge (Australia) 50%	1,870	vi	CY14	Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal.	On schedule and budget. The overall project is 86% complete.
Hay Point Stage Three Expansion (Australia) 50%	1,505	vi	CY15	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	On revised schedule and budget. The overall project is 72% complete.
Appin Area 9 (Australia) 100%	845		CY16	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal.	On schedule and budget. The overall project is 51% complete.

vi	Excludes announced pre-commitment funding.

BHP Billiton operational review for the quarter ended 30 September 2013	9

Aluminium, Manganese and Nickel

Production

	SEP 2013 QTR	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13
Alumina (‘000 tonnes)	1,251	7%	–1%
Aluminium (‘000 tonnes)	310	15%	0%
Manganese ore (‘000 tonnes)	2,046	–5%	–9%
Manganese alloy (‘000 tonnes)	137	5%	–25%
Nickel (‘000 tonnes)	40.4	9%	0%

Alumina – Alumina production increased by seven per cent in the September 2013 quarter to 1.3 million tonnes (BHP Billiton share) as the Efficiency and Growth project at Worsley (Australia) approached nameplate capacity.

Aluminium – Aluminium production increased by 15 per cent in the September 2013 quarter to 310 thousand tonnes (BHP Billiton share). Production benefited from strong operating performance at our Southern African smelters which included a second consecutive quarterly production record at Hillside (South Africa).

Manganese ore – Manganese ore production decreased during the September 2013 quarter due to a planned shutdown at Hotazel (South Africa) and lower recoveries at GEMCO (Australia).

Manganese alloy – Manganese alloy volumes increased by five per cent from the September 2012 quarter which was affected by the temporary suspension of operations at TEMCO (Australia). Planned maintenance at Metalloys (South Africa) and TEMCO contributed to the 25 per cent decline in manganese alloy volumes from the June 2013 quarter.

Nickel – Nickel production increased by nine per cent in the September 2013 quarter to 40 thousand tonnes (BHP Billiton share) and reflected strong operating performance at Nickel West (Australia).

BHP Billiton operational review for the quarter ended 30 September 2013	10

Minerals exploration

Greenfield minerals exploration is focused on advancing copper targets within Chile and Peru. Minerals exploration expenditure in the September 2013 quarter was US$115 million, of which US$105 million was expensedvii.

This report represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 30 September 2013.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	James Agar
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: Emily.Perry@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Fiona.Hadley@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com	Tara Dines
Tel: +44 20 7802 7113 Mobile: +44 7825 342 232
United Kingdom	email: Tara.Dines@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com	James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
Jennifer White	email: James.Agar@bhpbilliton.com
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com	Matt Chism
Tel: +1 713 599 6158 Mobile: +1 281 782 2238
Americas	email: Matt.E.Chism@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

vii	Reported on the basis of IFRS 10 which requires the full consolidation of Escondida, as compared to the proportional consolidation of our 57.5 per cent equity interest which has been applied historically.

BHP Billiton operational review for the quarter ended 30 September 2013	11

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		SEP 2012	JUN 2013	SEP 2013	SEP 2013	SEP 2012	SEP Q13 vs SEP Q12	SEP Q13 vs JUN Q13

Petroleum
Crude oil & condensate	(‘000 bbl)	18,036	18,559	20,421	20,421	18,036	13%	10%
Natural gas	(bcf)	232.85	214.49	219.66	219.66	232.85	–6%	2%
NGL	(‘000 boe)	4,411	4,882	5,632	5,632	4,411	28%	15%
Total petroleum products	(million boe)	61.3	59.2	62.7	62.7	61.3	2%	6%

Copper
Copper	(‘000 tonnes)	379.4	461.7	403.3	403.3	379.4	6%	–13%
Lead	(tonnes)	52,183	67,034	46,445	46,445	52,183	–11%	–31%
Zinc	(tonnes)	25,922	45,881	28,555	28,555	25,922	10%	–38%
Gold	(ounces)	39,968	56,070	45,045	45,045	39,968	13%	–20%
Silver	(‘000 ounces)	9,446	11,602	8,688	8,688	9,446	–8%	–25%
Uranium oxide concentrate	(tonnes)	1,030	1,105	970	970	1,030	–6%	–12%
Molybdenum	(tonnes)	454	376	458	458	454	1%	22%

Iron Ore
Iron ore	(‘000 tonnes)	39,772	47,689	48,848	48,848	39,772	23%	2%

Coal
Metallurgical coal	(‘000 tonnes)	8,938	10,858	10,185	10,185	8,938	14%	–6%
Energy coal	(‘000 tonnes)	19,144	18,561	19,639	19,639	19,144	3%	6%

Aluminium, Manganese and Nickel
Alumina	(‘000 tonnes)	1,170	1,265	1,251	1,251	1,170	7%	–1%
Aluminium	(‘000 tonnes)	269	310	310	310	269	15%	0%
Manganese ore	(‘000 tonnes)	2,146	2,246	2,046	2,046	2,146	–5%	–9%
Manganese alloy	(‘000 tonnes)	130	182	137	137	130	5%	–25%
Nickel	(‘000 tonnes)	37.0	40.3	40.4	40.4	37.0	9%	0%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 12

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2012	DEC 2012	MAR 2013	JUN 2013	SEP 2013	SEP 2013	SEP 2012

Petroleum
Production
Crude oil and condensate (‘000 bbl)		18,036	19,228	16,689	18,559	20,421	20,421	18,036
Natural gas (bcf)		232.85	219.66	207.27	214.49	219.66	219.66	232.85
NGL (‘000 boe) (a)		4,411	4,064	4,182	4,882	5,632	5,632	4,411

Total petroleum products (million boe)		61.3	59.9	55.4	59.2	62.7	62.7	61.3

Copper (b)
Copper
Payable metal in concentrate (‘000 tonnes)
Escondida (c)	57.5%	176.0	209.9	222.6	223.0	205.1	205.1	176.0
Antamina	33.8%	40.2	39.6	25.2	34.7	41.9	41.9	40.2
Pinto Valley	100%	—	0.5	5.3	10.8	10.9	10.9	—

Total		216.2	250.0	253.1	268.5	257.9	257.9	216.2

Cathode (‘000 tonnes)
Escondida (c)	57.5%	72.3	71.0	75.3	79.3	73.2	73.2	72.3
Pampa Norte (d)	100%	52.7	58.8	56.4	64.7	43.5	43.5	52.7
Pinto Valley	100%	1.2	1.2	1.2	1.3	0.8	0.8	1.2
Olympic Dam	100%	37.0	33.6	47.7	47.9	27.9	27.9	37.0

Total		163.2	164.6	180.6	193.2	145.4	145.4	163.2

Total Copper		379.4	414.6	433.7	461.7	403.3	403.3	379.4

Lead
Payable metal in concentrate (tonnes)
Cannington	100%	51,923	45,937	48,899	66,666	46,287	46,287	51,923
Antamina	33.8%	260	198	181	368	158	158	260

Total		52,183	46,135	49,080	67,034	46,445	46,445	52,183

Zinc
Payable metal in concentrate (tonnes)
Cannington	100%	11,408	13,622	11,045	20,206	16,033	16,033	11,408
Antamina	33.8%	14,514	12,587	19,148	25,675	12,522	12,522	14,514

Total		25,922	26,209	30,193	45,881	28,555	28,555	25,922

Gold
Payable metal in concentrate (ounces)
Escondida (c)	57.5%	16,951	18,359	18,626	17,593	17,347	17,347	16,951
Olympic Dam (refined gold)	100%	23,017	24,215	27,531	38,477	27,649	27,649	23,017
Pinto Valley	100%	—	—	—	—	49	49	—

Total		39,968	42,574	46,157	56,070	45,045	45,045	39,968

Silver
Payable metal in concentrate (‘000 ounces)
Escondida (c)	57.5%	631	696	743	890	891	891	631
Antamina	33.8%	919	934	802	1,297	1,205	1,205	919
Cannington	100%	7,689	6,949	7,323	9,101	6,361	6,361	7,689
Olympic Dam (refined silver)	100%	207	193	214	266	190	190	207
Pinto Valley	100%	—	—	11	48	41	41	—

Total		9,446	8,772	9,093	11,602	8,688	8,688	9,446

Uranium Oxide Concentrate
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,030	1,005	926	1,105	970	970	1,030

Total		1,030	1,005	926	1,105	970	970	1,030

Molybdenum
Payable metal in concentrate (tonnes)
Antamina	33.8%	454	410	321	376	458	458	454

Total		454	410	321	376	458	458	454

Refer footnotes on page 15.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 13

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	SEP 2012	DEC 2012	MAR 2013	JUN 2013	SEP 2013	SEP 2013	SEP 2012

Iron Ore
Production (‘000 tonnes) (e)
Newman (f)	85%	11,752	12,809	13,028	15,408	15,362	15,362	11,752
Goldsworthy Joint Venture	85%	432	378	296	—	202	202	432
Area C Joint Venture	85%	10,937	10,245	10,983	12,552	11,814	11,814	10,937
Yandi Joint Venture	85%	13,771	15,954	13,302	17,027	18,146	18,146	13,771
Jimblebar	85%	—	—	—	—	595	595	—
Samarco	50%	2,880	2,804	2,596	2,702	2,729	2,729	2,880

Total		39,772	42,190	40,205	47,689	48,848	48,848	39,772

Coal
Metallurgical Coal
Production (‘000 tonnes) (g)
BMA	50%	5,182	5,440	5,327	6,696	6,705	6,705	5,182
BHP Mitsui Coal (h)	80%	1,766	1,589	1,862	1,846	2,057	2,057	1,766
Illawarra	100%	1,990	1,859	1,777	2,316	1,423	1,423	1,990

Total		8,938	8,888	8,966	10,858	10,185	10,185	8,938

Energy Coal
Production (‘000 tonnes)
South Africa (i)	90%	8,454	7,969	7,302	7,902	7,937	7,937	8,454
USA	100%	3,408	3,280	3,351	2,752	3,145	3,145	3,408
Australia	100%	4,453	4,827	3,837	4,893	5,372	5,372	4,453
Colombia	33%	2,829	2,662	1,512	3,014	3,185	3,185	2,829

Total		19,144	18,738	16,002	18,561	19,639	19,639	19,144

Aluminium, Manganese and Nickel
Alumina
Saleable production (‘000 tonnes)
Worsley	86%	859	944	911	961	946	946	859
Alumar	36%	311	288	302	304	305	305	311

Total		1,170	1,232	1,213	1,265	1,251	1,251	1,170

Aluminium
Production (‘000 tonnes)
Hillside	100%	139	167	178	181	184	184	139
Bayside	100%	24	24	24	24	24	24	24
Alumar	40%	39	39	37	39	35	35	39
Mozal	47%	67	67	64	66	67	67	67

Total		269	297	303	310	310	310	269

Manganese Ores
Saleable production (‘000 tonnes)
South Africa (j)	44.4%	858	834	859	939	864	864	858
Australia (j)	60%	1,288	1,283	1,149	1,307	1,182	1,182	1,288

Total		2,146	2,117	2,008	2,246	2,046	2,046	2,146

Manganese Alloys
Saleable production (‘000 tonnes)
South Africa (j) (k)	60%	93	91	86	104	86	86	93
Australia (j)	60%	37	62	57	78	51	51	37

Total		130	153	143	182	137	137	130

Nickel
Saleable production (‘000 tonnes)
Cerro Matoso	99.9%	13.3	12.4	12.3	12.8	12.0	12.0	13.3
Nickel West	100%	23.7	22.3	29.8	27.5	28.4	28.4	23.7

Total		37.0	34.7	42.1	40.3	40.4	40.4	37.0

Refer footnotes on page 15.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 14

BHP BILLITON ATTRIBUTABLE PRODUCTION

(a)	LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Shown on 100% basis following the application of the new IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.
(d)	Includes Cerro Colorado and Spence.
(e)	Iron ore production is reported on a wet tonnes basis.
(f)	Newman includes Mt Newman Joint Venture and Wheelarra.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(j)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(k)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 15

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Petroleum
BHP Billiton attributable production unless otherwise stated.

Crude oil and condensate (‘000 barrels)
Bass Strait	2,569	2,081	1,934	2,229	2,247	2,247	2,569
North West Shelf	1,867	1,829	1,526	1,646	1,865	1,865	1,867
Stybarrow	534	464	323	401	348	348	534
Pyrenees	2,605	2,379	1,659	1,817	1,707	1,707	2,605
Other Australia (a)	17	15	15	12	14	14	17
Atlantis (b)	1,554	2,376	1,471	2,594	2,953	2,953	1,554
Mad Dog (b)	369	906	791	649	732	732	369
Shenzi (b)	3,783	4,008	3,580	3,378	3,467	3,467	3,783
Onshore US (c)	2,358	2,658	3,071	3,614	5,044	5,044	2,358
Trinidad/Tobago	376	362	331	259	320	320	376
Other Americas (b) (d)	367	410	384	403	378	378	367
UK (e)	260	355	326	282	142	142	260
Algeria	1,309	1,316	1,207	1,210	1,142	1,142	1,309
Pakistan	68	69	71	65	62	62	68

Total	18,036	19,228	16,689	18,559	20,421	20,421	18,036

Natural gas (billion cubic feet)
Bass Strait	40.06	26.67	23.38	33.63	34.20	34.20	40.06
North West Shelf	35.33	34.09	31.29	30.29	34.18	34.18	35.33
Other Australia (a)	6.20	5.48	5.17	4.54	9.32	9.32	6.20
Atlantis (b)	0.59	0.89	0.54	0.83	1.26	1.26	0.59
Mad Dog (b)	0.06	0.18	0.15	0.05	0.11	0.11	0.06
Shenzi (b)	2.11	0.94	0.81	0.78	0.80	0.80	2.11
Onshore US (c)	122.59	123.03	115.69	118.08	114.89	114.89	122.59
Trinidad/Tobago	9.21	9.15	8.84	9.07	9.90	9.90	9.21
Other Americas (b) (d)	0.35	0.48	0.59	0.29	0.27	0.27	0.35
UK (e)	3.29	5.26	6.44	4.09	3.47	3.47	3.29
Pakistan	13.06	13.49	14.37	12.84	11.26	11.26	13.06

Total	232.85	219.66	207.27	214.49	219.66	219.66	232.85

NGL (‘000 barrels of oil equivalent)
Bass Strait	2,053	1,342	1,405	1,753	2,001	2,001	2,053
North West Shelf	385	354	323	312	399	399	385
Atlantis (b)	54	209	96	200	255	255	54
Mad Dog (b)	16	72	55	—	38	38	16
Shenzi (b)	370	324	269	224	266	266	370
Onshore US (c)	1,516	1,736	2,004	2,375	2,656	2,656	1,516
Other Americas (b) (d)	17	16	13	9	11	11	17
UK (e)	—	11	17	9	6	6	—

Total	4,411	4,064	4,182	4,882	5,632	5,632	4,411

Total Petroleum Products	61.3	59.9	55.4	59.2	62.7	62.7	61.3

(million barrels of oil equivalent) (f)

(a)	Other Australia includes Minerva and Macedon. Macedon achieved first production in August 2013.
(b)	Gulf of Mexico volumes are net of royalties.
(c)	Onshore US volumes are net of mineral holder royalties.
(d)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(e)	An agreement to sell Liverpool Bay was reached in October 2013 and the transaction is expected to close before the end of the 2014 financial year.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 16

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP	DEC	MAR	JUN	SEP	SEP	SEP
		2012	2012	2013	2013	2013	2013	2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined	(‘000 tonnes)	102,499	96,938	94,567	98,665	93,744	93,744	102,499
Sulphide ore milled	(‘000 tonnes)	16,850	18,796	18,964	19,295	18,276	18,276	16,850
Average copper grade	(%)	1.35%	1.39%	1.44%	1.42%	1.37%	1.37%	1.35%
Production ex mill	(‘000 tonnes)	185.2	216.6	229.3	231.9	210.6	210.6	185.2

Production
Payable copper	(‘000 tonnes)	176.0	209.9	222.6	223.0	205.1	205.1	176.0
Payable gold concentrate	(fine ounces)	16,951	18,359	18,626	17,593	17,347	17,347	16,951
Copper cathode (EW)	(‘000 tonnes)	72.3	71.0	75.3	79.3	73.2	73.2	72.3
Payable silver concentrate	(‘000 ounces)	631	696	743	890	891	891	631

Sales
Payable copper	(‘000 tonnes)	165.6	226.6	215.8	228.2	192.3	192.3	165.6
Payable gold concentrate	(fine ounces)	15,650	19,235	18,325	15,831	12,490	12,490	15,650
Copper cathode (EW)	(‘000 tonnes)	67.5	81.4	59.1	95.0	63.0	63.0	67.5
Payable silver concentrate	(‘000 ounces)	563	772	720	908	836	836	563

(a) Shown on 100% basis following the application of the new IFRS 10 which came into effect from 1 July 2013. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	16,067	15,722	14,964	16,303	15,771	15,771	16,067
Ore milled	(‘000 tonnes)	4,505	4,206	4,350	4,351	4,161	4,161	4,505
Average copper grade	(%)	0.55%	0.66%	0.65%	0.82%	0.78%	0.78%	0.55%

Production
Copper cathode (EW)	(‘000 tonnes)	17.8	17.9	14.6	21.2	17.6	17.6	17.8

Sales
Copper cathode (EW)	(‘000 tonnes)	16.1	18.8	13.7	21.7	17.3	17.3	16.1

Spence
Material mined	(‘000 tonnes)	27,541	25,999	28,861	28,646	24,331	24,331	27,541
Ore milled	(‘000 tonnes)	3,752	4,161	4,041	4,146	4,860	4,860	3,752
Average copper grade	(%)	1.17%	1.29%	1.38%	1.16%	1.11%	1.11%	1.17%

Production
Copper cathode (EW)	(‘000 tonnes)	34.9	40.9	41.8	43.5	25.9	25.9	34.9

Sales
Copper cathode (EW)	(‘000 tonnes)	31.1	42.6	29.8	57.9	25.9	25.9	31.1

BHP Billiton operational review for the quarter ended 30 September 2013	Page 17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP	DEC	MAR	JUN	SEP	SEP	SEP
		2012	2012	2013	2013	2013	2013	2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	54,482	49,246	48,032	56,254	56,428	56,428	54,482
Sulphide ore milled (100%)	(‘000 tonnes)	12,274	11,752	10,330	12,424	11,765	11,765	12,274
Average head grades
- Copper	(%)	1.15%	1.16%	0.88%	1.03%	1.21%	1.21%	1.15%
- Zinc	(%)	0.66%	0.64%	0.93%	1.02%	0.56%	0.56%	0.66%

Production
Payable copper	(‘000 tonnes)	40.2	39.6	25.2	34.7	41.9	41.9	40.2
Payable zinc	(tonnes)	14,514	12,587	19,148	25,675	12,522	12,522	14,514
Payable silver	(‘000 ounces)	919	934	802	1,297	1,205	1,205	919
Payable lead	(tonnes)	260	198	181	368	158	158	260
Payable molybdenum	(tonnes)	454	410	321	376	458	458	454

Sales
Payable copper	(‘000 tonnes)	39.7	42.7	24.1	31.9	41.3	41.3	39.7
Payable zinc	(tonnes)	15,519	17,874	16,062	22,560	16,123	16,123	15,519
Payable silver	(‘000 ounces)	849	1,101	772	1,165	1,503	1,503	849
Payable lead	(tonnes)	330	276	115	262	297	297	330
Payable molybdenum	(tonnes)	536	381	371	283	411	411	536

Cannington, Australia
Material mined	(‘000 tonnes)	717	817	810	802	893	893	717
Ore milled	(‘000 tonnes)	773	793	713	866	750	750	773
Average head grades
- Silver	(g/t)	355	317	364	401	315	315	355
- Lead	(%)	7.6%	7.0%	7.7%	9.1%	7.4%	7.4%	7.6%
- Zinc	(%)	2.5%	2.9%	2.7%	3.8%	3.2%	3.2%	2.5%

Production
Payable silver	(‘000 ounces)	7,689	6,949	7,323	9,101	6,361	6,361	7,689
Payable lead	(tonnes)	51,923	45,937	48,899	66,666	46,287	46,287	51,923
Payable zinc	(tonnes)	11,408	13,622	11,045	20,206	16,033	16,033	11,408

Sales
Payable silver	(‘000 ounces)	8,506	6,694	7,265	7,793	7,844	7,844	8,506
Payable lead	(tonnes)	59,042	46,319	48,661	64,633	56,500	56,500	59,042
Payable zinc	(tonnes)	10,379	16,321	9,439	21,056	17,286	17,286	10,379

BHP Billiton operational review for the quarter ended 30 September 2013	Page 18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		SEP	DEC	MAR	JUN	SEP	SEP	SEP
		2012	2012	2013	2013	2013	2013	2012

Copper
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,226	2,123	2,448	2,750	2,897	2,897	2,226
Ore milled	(‘000 tonnes)	2,471	2,435	2,353	2,641	2,404	2,404	2,471
Average copper grade	(%)	1.90%	1.71%	1.73%	1.86%	1.85%	1.85%	1.90%
Average uranium grade	(kg/t)	0.54	0.51	0.50	0.56	0.53	0.53	0.54

Production
Copper cathode (ER)	(‘000 tonnes)	34.0	30.4	44.7	45.1	25.9	25.9	34.0
Copper cathode (EW)	(‘000 tonnes)	3.0	3.2	3.0	2.8	2.0	2.0	3.0
Uranium oxide concentrate	(tonnes)	1,030	1,005	926	1,105	970	970	1,030
Refined gold	(fine ounces)	23,017	24,215	27,531	38,477	27,649	27,649	23,017
Refined silver	(‘000 ounces)	207	193	214	266	190	190	207

Sales
Copper cathode (ER)	(‘000 tonnes)	35.1	33.2	40.1	46.4	26.8	26.8	35.1
Copper cathode (EW)	(‘000 tonnes)	3.4	2.7	3.1	3.5	2.1	2.1	3.4
Uranium oxide concentrate	(tonnes)	615	1,343	816	1,374	930	930	615
Refined gold	(fine ounces)	20,949	25,227	24,678	38,394	21,675	21,675	20,949
Refined silver	(‘000 ounces)	265	169	211	275	176	176	265

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, US (a)
Production
Payable copper	(‘000 tonnes)	—	0.5	5.3	10.8	10.9	10.9	—
Copper cathode (EW)	(‘000 tonnes)	1.2	1.2	1.2	1.3	0.8	0.8	1.2
Payable silver	(‘000 ounces)	—	—	11	48	41	41	—
Payable gold	(ounces)	—	—	—	—	49	49	—

Sales
Payable copper	(‘000 tonnes)	—	—	2.6	9.9	7.3	7.3	—
Copper cathode (EW)	(‘000 tonnes)	1.2	1.2	1.1	1.4	1.1	1.1	1.2
Payable silver	(‘000 ounces)	—	—	11	48	41	41	—
Payable gold	(ounces)	—	—	—	—	49	49	—

(a) On 11 October 2013 BHP Billiton completed the sale of its Pinto Valley operations.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 19

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Iron Ore
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Iron Ore
Pilbara, Australia
Production (a)
Newman (b)	11,752	12,809	13,028	15,408	15,362	15,362	11,752
Goldsworthy Joint Venture	432	378	296	—	202	202	432
Area C Joint Venture	10,937	10,245	10,983	12,552	11,814	11,814	10,937
Yandi Joint Venture	13,771	15,954	13,302	17,027	18,146	18,146	13,771
Jimblebar	—	—	—	—	595	595	—

Total (BHP Billiton share)	36,892	39,386	37,609	44,987	46,119	46,119	36,892

Total production (100%)	43,403	46,337	44,245	52,926	54,258	54,258	43,403

Sales
Lump	8,338	9,806	9,339	11,284	10,292	10,292	8,338
Fines	28,718	30,479	28,370	34,621	35,235	35,235	28,718

Total (BHP Billiton share)	37,056	40,285	37,709	45,905	45,527	45,527	37,056

Total sales (100%)	43,595	47,393	44,363	54,006	53,561	53,561	43,595

(a) Iron ore production and sales are reported on a wet tonnes basis. (b) Newman includes Mt Newman Joint Venture and Wheelarra.

Samarco, Brazil
Production (a)	2,880	2,804	2,596	2,702	2,729	2,729	2,880

Sales	2,622	3,227	2,515	2,651	2,676	2,676	2,622

(a) Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 20

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Coal
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Metallurgical Coal
Queensland, Australia
Production (a)
BMA
Blackwater	1,148	1,588	1,157	1,539	1,691	1,691	1,148
Goonyella	1,535	1,392	1,478	1,816	1,737	1,737	1,535
Peak Downs	1,029	1,151	1,225	1,140	1,112	1,112	1,029
Saraji	773	994	711	971	1,197	1,197	773
Gregory Joint Venture (b)	697	315	657	854	464	464	697
Daunia	—	—	99	376	504	504	—

BMA total	5,182	5,440	5,327	6,696	6,705	6,705	5,182

BHP Mitsui Coal (c)
South Walker Creek	1,084	864	1,188	1,215	1,298	1,298	1,084
Poitrel	682	725	674	631	759	759	682

BHP Mitsui Coal total	1,766	1,589	1,862	1,846	2,057	2,057	1,766

Queensland total	6,948	7,029	7,189	8,542	8,762	8,762	6,948

Sales
Coking coal	4,058	5,561	4,933	6,316	6,123	6,123	4,058
Weak coking coal	1,545	1,820	2,029	2,417	2,397	2,397	1,545
Thermal coal	239	237	75	30	160	160	239

Total	5,842	7,618	7,037	8,763	8,680	8,680	5,842

(a)    Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(b)    Gregory open-cut ceased production on 10 October 2012.

(c)    Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production (a)	1,990	1,859	1,777	2,316	1,423	1,423	1,990

Sales
Coking coal	1,775	1,785	1,595	1,877	1,084	1,084	1,775
Thermal coal	502	327	145	436	359	359	502

Total	2,277	2,112	1,740	2,313	1,443	1,443	2,277

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Coal
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Energy Coal
South Africa (a)
Production	8,454	7,969	7,302	7,902	7,937	7,937	8,454

Sales
Export	3,385	3,583	3,604	3,363	2,504	2,504	3,385
Local utility	4,869	4,615	4,171	4,353	4,543	4,543	4,869
Inland	38	28	32	24	—	—	38

Total	8,292	8,226	7,807	7,740	7,047	7,047	8,292

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.

New Mexico, US
Production
Navajo Coal	1,943	2,012	1,944	1,569	1,670	1,670	1,943
San Juan Coal	1,465	1,268	1,407	1,183	1,475	1,475	1,465

Total	3,408	3,280	3,351	2,752	3,145	3,145	3,408

Sales - local utility	3,420	3,265	3,275	2,815	3,129	3,129	3,420

NSW Energy Coal, Australia
Production	4,453	4,827	3,837	4,893	5,372	5,372	4,453

Sales
Export	4,488	4,187	4,505	4,289	4,037	4,037	4,488
Inland	250	265	174	478	446	446	250

Total	4,738	4,452	4,679	4,767	4,483	4,483	4,738

Cerrejon Coal, Colombia
Production	2,829	2,662	1,512	3,014	3,185	3,185	2,829

Sales - export	2,630	2,702	1,774	3,157	3,155	3,155	2,630

BHP Billiton operational review for the quarter ended 30 September 2013	Page 22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Aluminium, Manganese and Nickel
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Alumina
Saleable production
Worsley, Australia	859	944	911	961	946	946	859
Alumar, Brazil	311	288	302	304	305	305	311

Total	1,170	1,232	1,213	1,265	1,251	1,251	1,170

Sales
Worsley, Australia	820	916	910	1,031	897	897	820
Alumar, Brazil	352	298	296	329	278	278	352

Total	1,172	1,214	1,206	1,360	1,175	1,175	1,172

Aluminium
Production
Hillside, South Africa	139	167	178	181	184	184	139
Bayside, South Africa	24	24	24	24	24	24	24
Alumar, Brazil	39	39	37	39	35	35	39
Mozal, Mozambique	67	67	64	66	67	67	67

Total	269	297	303	310	310	310	269

Sales
Hillside, South Africa	139	171	166	191	180	180	139
Bayside, South Africa	26	26	27	26	24	24	26
Alumar, Brazil	46	41	39	38	34	34	46
Mozal, Mozambique	58	65	76	65	68	68	58

Total	269	303	308	320	306	306	269

Manganese ore
Saleable production
South Africa (a)	858	834	859	939	864	864	858
Australia (a)	1,288	1,283	1,149	1,307	1,182	1,182	1,288

Total	2,146	2,117	2,008	2,246	2,046	2,046	2,146

Sales
South Africa (a)	878	808	835	970	920	920	878
Australia (a)	1,171	979	1,326	1,102	1,078	1,078	1,171

Total	2,049	1,787	2,161	2,072	1,998	1,998	2,049

Manganese alloy
Saleable production
South Africa (a) (b)	93	91	86	104	86	86	93
Australia (a)	37	62	57	78	51	51	37

Total	130	153	143	182	137	137	130

Sales
South Africa (a) (b)	74	112	89	110	88	88	74
Australia (a)	46	52	68	61	54	54	46

Total	120	164	157	171	142	142	120

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%. (b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton operational review for the quarter ended 30 September 2013	Page 23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	SEP	DEC	MAR	JUN	SEP	SEP	SEP
	2012	2012	2013	2013	2013	2013	2012

Aluminium, Manganese and Nickel
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)

Nickel
Cerro Matoso, Colombia
Production	13.3	12.4	12.3	12.8	12.0	12.0	13.3

Sales	12.3	13.7	13.0	13.1	12.6	12.6	12.3

Nickel West, Australia
Saleable production
Nickel contained in concentrate	1.3	4.1	3.1	3.0	3.4	3.4	1.3
Nickel contained in finished matte	5.8	7.6	9.7	8.6	8.8	8.8	5.8
Nickel metal	16.6	10.6	17.0	15.9	16.2	16.2	16.6

Nickel production	23.7	22.3	29.8	27.5	28.4	28.4	23.7

Sales
Nickel contained in concentrate	1.6	2.9	3.1	3.0	2.7	2.7	1.6
Nickel contained in finished matte	6.7	7.0	9.0	9.7	7.8	7.8	6.7
Nickel metal	14.2	12.8	19.5	17.7	15.3	15.3	14.2

Nickel sales	22.5	22.7	31.6	30.4	25.8	25.8	22.5

BHP Billiton operational review for the quarter ended 30 September 2013	Page 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 22, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary